Mak Don Don

505 Montgomery Street	Tel: 646-287-2368
10th and 11th Floor	www.makdondon.com
San Francisco, CA 94111

December 3, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Re: Mak Don Don, Inc. CIK: 0002087277 Form 1-A / Regulation A Tier 2 Offering Filed: November 21, 2025 Registration No.: 024-12679

Request for Qualification
Requested Date: December 4, 2025, 10:00 am Eastern Standard Time

Gentlemen and Ladies:

Mak Don Don, Inc. (the “Company”) hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-12679) be declared qualified at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Offering Statement on Form 1-A (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,
/s/ Mau Kin Lau Name: Man Kin Lau Title: President, CEO and Director